Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 19, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) is pleased to announce that at its annual general and special meeting held on May 19, 2022 (the "Meeting"), all nominees listed in its management information circular dated March 23, 2022 were elected as directors of the Company.

A quorum of 34.46% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following six nominees proposed by management was elected as a director on a vote by ballot. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For
Amir Adnani	23,260,087	31,057,774	74.89%
Garnet Dawson	30,732,644	31,057,774	98.95%
David Kong	30,514,796	31,057,774	98.25%
Gloria Ballesta	30,663,962	31,057,774	98.73%
Hon. Herb Dhaliwal	24,106,119	31,057,774	77.62%
Mario Bernardo Garnero	30,712,610	31,057,774	98.89%

In addition, at the Meeting, shareholders approved: (i) the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration; (ii) the unallocated options issuable under the Stock Option Plan; and (iii) the amendment to the Stock Option Plan of the Company.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com